EchoStar Announces First Quarter of 2018 Results

Englewood, CO, May 10, 2018—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights:

•	Consolidated revenues of $501.8 million.

•
Consolidated net loss from continuing operations of $21.2 million, consolidated net loss attributable to EchoStar common stock of $21.6 million, and diluted losses per share of $0.22. Included in these amounts are net losses on investments of $36.7 million. Excluding these net losses, diluted earnings per share would have been $0.16.

•
Consolidated EBITDA of $165.7 million, including net losses on investments of $36.7 million. Excluding these net losses, EBITDA would have been $202.4 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Additional Highlights:

•	Approximately 1,267,000 Hughes broadband subscribers as of March 31, 2018.

•	Cash, cash equivalents and current marketable investment securities of $3.3 billion as of March 31, 2018

On January 1, 2018, we adopted two new accounting pronouncements:

•
Topic 606 relating to revenue recognition and the related costs from contracts with customers. The adoption decreased our revenue by $1.2 million and increased our net income by $1.1 million for the three months ended March 31, 2018.

•	Topic 321 relating to accounting for investments. The adoption decreased our net losses on investments by $19.1 million and correspondingly increased our net income by $19.1 million.

Set forth below is a table highlighting certain of EchoStar’s segment results for the three months ended March 31, 2018 and 2017:

	For the three months ended March 31,
	2018	2017
	(Dollars in Thousands)
Revenue
Hughes	$400,818	$329,320
EchoStar Satellite Services	96,753	100,326
Corporate & Other	4,221	3,505
Total	$501,792	$433,151

EBITDA
Hughes	$136,713	$100,852
EchoStar Satellite Services	84,150	83,063
Corporate & Other:
Corporate overhead, operating and other	(17,870)	(18,952)
Equity in earnings (losses) of unconsolidated affiliates, net	(1,009)	6,408
Gains (losses) on investments, net	(36,268)	11,943
Sub-total	(55,147)	(601)
Total	$165,716	$183,314

Net income (loss) from continuing operations	$(21,171)	$30,775
Net income from discontinued operations	$—	$6,577
Net income (loss)	$(21,171)	$37,352

Expenditures for property and equipment from continuing operations	$50,982	$89,950

The following table reconciles GAAP to non-GAAP measurements.

	For the three months ended March 31,
	2018	2017
	(Dollars in Thousands)
Net income (loss)	$(21,171)	$37,352

Interest income and expense, net	47,116	37,105
Income tax benefit, net	(5,403)	(12)
Depreciation and amortization	145,554	115,083
Net income from discontinued operations	—	(6,577)
Net (income) loss attributable to noncontrolling interests	(380)	363
EBITDA	$165,716	$183,314

Note on Use of Non-GAAP Financial Measures
EBITDA is defined as “Net income (loss)” excluding “Interest income and expense, net,” “Income tax provision (benefit), net,” “Depreciation and amortization,” “Net income (loss) from discontinued operations,” and “Net income (loss) attributable to noncontrolling interests.” This measure is not determined in accordance with US GAAP. EBITDA is reconciled to “Net income (loss)” in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with GAAP. Our management uses this non-GAAP measure as a measure of our operating efficiency and overall operating financial performance for benchmarking against our peers and competitors. Management believes that this non-GAAP measure provides meaningful supplemental information regarding the underlying operating performance of our business and is appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended March 31, 2018 and 2017 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended March 31, 2018 filed today with the Securities and Exchange Commission.

EchoStar will host its earnings conference call on Thursday, May 10, 2018 at 11:00 a.m. Eastern Time. The call-in numbers are (877) 815-1625 (toll-free) and (716) 247-5178 (international), Conference ID # 8292996.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995
This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2017 and Quarterly Report on Form 10-Q for the period ended March 31, 2018, as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

###
Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Deepak V. Dutt Phone: +1 301-428-1686 Email: deepak.dutt@echostar.com	Dan Brown Phone: +1 301-601-7216 Email: dan.brown@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets

	As of
	March 31, 2018	December 31, 2017
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$2,239,591	$2,431,456
Marketable investment securities, at fair value	1,060,733	814,161
Trade accounts receivable and contract assets, net (Note 3)	166,182	196,840
Trade accounts receivable - DISH Network, net	56,861	43,295
Inventory	85,995	83,595
Prepaids and deposits	59,751	54,533
Other current assets	13,163	91,671
Total current assets	3,682,276	3,715,551
Noncurrent Assets:
Property and equipment, net	3,461,004	3,465,471
Regulatory authorizations, net	536,548	536,936
Goodwill	504,173	504,173
Other intangible assets, net	55,273	58,955
Investments in unconsolidated entities	173,601	161,427
Other receivables - DISH Network	93,287	92,687
Other noncurrent assets, net	255,582	214,814
Total noncurrent assets	5,079,468	5,034,463
Total assets	$8,761,744	$8,750,014
Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable	$103,785	$108,406
Trade accounts payable - DISH Network	3,742	4,753
Current portion of long-term debt and capital lease obligations	41,424	40,631
Contract liabilities	65,333	65,959
Accrued interest	57,297	47,616
Accrued compensation	32,905	47,756
Accrued expenses and other	105,291	98,769
Total current liabilities	409,777	413,890
Noncurrent Liabilities:
Long-term debt and capital lease obligations, net	3,585,972	3,594,213
Deferred tax liabilities, net	433,174	436,023
Other noncurrent liabilities	127,306	128,503
Total noncurrent liabilities	4,146,452	4,158,739
Total liabilities	4,556,229	4,572,629
Commitments and contingencies (Note 15)
Stockholders’ Equity:
Preferred stock, $.001 par value, 20,000,000 shares authorized, none issued and outstanding at each of March 31, 2018 and December 31, 2017	—	—
Common stock, $.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $.001 par value, 1,600,000,000 shares authorized, 53,932,336 shares issued and 48,400,018 shares outstanding at March 31, 2018 and 53,663,859 shares issued and 48,131,541 shares outstanding at December 31, 2017	54	54
Class B convertible common stock, $.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at each of March 31, 2018 and December 31, 2017	48	48
Class C convertible common stock, $.001 par value, 800,000,000 shares authorized, none issued and outstanding at each of March 31, 2018 and December 31, 2017	—	—
Class D common stock, $.001 par value, 800,000,000 shares authorized, none issued and outstanding at each of March 31, 2018 and December 31, 2017	—	—
Additional paid-in capital	3,685,577	3,669,461
Accumulated other comprehensive loss	(111,413)	(130,154)
Accumulated earnings	714,423	721,316
Treasury stock, at cost	(98,162)	(98,162)
Total EchoStar Corporation stockholders’ equity	4,190,527	4,162,563
Other noncontrolling interests	14,988	14,822
Total stockholders’ equity	4,205,515	4,177,385
Total liabilities and stockholders’ equity	$8,761,744	$8,750,014

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(In thousands)

	For the three months ended March 31,
	2018	2017
Revenue:
Services and other revenue - DISH Network	$103,805	$114,955
Services and other revenue - other	355,040	269,791
Equipment revenue	42,947	48,405
Total revenue	501,792	433,151
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	143,793	131,783
Cost of sales - equipment (exclusive of depreciation and amortization)	44,023	43,938
Selling, general and administrative expenses	103,275	82,991
Research and development expenses	7,137	7,705
Depreciation and amortization	145,554	115,083
Total costs and expenses	443,782	381,500
Operating income	58,010	51,651

Other income (expense):
Interest income	15,635	8,291
Interest expense, net of amounts capitalized	(62,751)	(45,396)
Gains (losses) on investments, net	(36,663)	12,035
Other-than-temporary impairment loss on available-for-sale securities	—	(3,298)
Equity in earnings (losses) of unconsolidated affiliates, net	(1,009)	6,408
Other, net	204	1,072
Total other expense, net	(84,584)	(20,888)
Income (loss) from continuing operations before income taxes	(26,574)	30,763
Income tax benefit, net	5,403	12
Net income (loss) from continuing operations	(21,171)	30,775
Net income from discontinued operations	—	6,577
Net income (loss)	(21,171)	37,352
Less: Net loss attributable to noncontrolling interest in HSS Tracking Stock (Note 1)	—	(655)
Less: Net income attributable to other noncontrolling interests	380	292
Net income (loss) attributable to EchoStar Corporation	(21,551)	37,715
Less: Net loss attributable to Hughes Retail Preferred Tracking Stock (Note 1)	—	(1,209)
Net income (loss) attributable to EchoStar Corporation common stock	$(21,551)	$38,924

Amounts attributable to EchoStar Corporation common stock:
Net income (loss) from continuing operations	$(21,551)	$32,347
Net income from discontinued operations	—	6,577
Net income (loss) attributable to EchoStar Corporation common stock	$(21,551)	$38,924

Weighted-average common shares outstanding - Class A and B common stock:
Basic	95,888	94,745
Diluted	95,888	95,893

Earnings (losses) per share - Class A and B common stock:
Basic:
Continuing operations	$(0.22)	$0.34
Discontinued operations	—	0.07
Total basic earnings (losses) per share	$(0.22)	$0.41
Diluted:
Continuing operations	$(0.22)	$0.34
Discontinued operations	—	0.07
Total diluted earnings (losses) per share	$(0.22)	$0.41

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(In thousands)

	For the three months ended March 31,
	2018	2017
Cash flows from operating activities:
Net income (loss)	$(21,171)	$37,352
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	145,554	126,742
Amortization of debt issuance costs	1,936	1,790
Equity in (earnings) losses of unconsolidated affiliates, net	1,009	(5,249)
Loss (gain) and impairment on investments, net	36,673	(8,737)
Stock-based compensation	2,765	956
Deferred tax (benefit) provision	(7,036)	343
Dividend received from unconsolidated entity	—	7,500
Changes in current assets and current liabilities, net	(13,313)	(13,857)
Changes in noncurrent assets and noncurrent liabilities, net	(13,982)	(6,003)
Other, net	2,840	518
Net cash flows from operating activities	135,275	141,355
Cash flows from investing activities:
Purchases of marketable investment securities	(562,611)	(45,905)
Sales and maturities of marketable investment securities	298,596	209,923
Expenditures for property and equipment	(128,506)	(102,463)
Refunds and other receipts related to capital expenditures	77,524	—
Sale of investment in unconsolidated entity	—	17,781
Expenditures for externally marketed software	(7,148)	(10,832)
Net cash flows from investing activities	(322,145)	68,504
Cash flows from financing activities:
Repayment of debt and capital lease obligations	(9,368)	(8,736)
Net proceeds from Class A common stock options exercised	3,481	26,325
Net proceeds from Class A common stock issued under the Employee Stock Purchase Plan	2,636	2,409
Cash exchanged for Tracking Stock (Note 1)	—	(651)
Other, net	(1,508)	(1,475)
Net cash flows from financing activities	(4,759)	17,872
Effect of exchange rates on cash and cash equivalents	(242)	715
Net increase (decrease) in cash and cash equivalents, including restricted amounts	(191,871)	228,446
Cash and cash equivalents, including restricted amounts, beginning of period	2,432,249	2,571,866
Cash and cash equivalents, including restricted amounts, end of period	$2,240,378	$2,800,312

Supplemental disclosure of cash flow information:
Cash paid for interest (including capitalized interest)	$55,172	$54,053
Capitalized interest	$4,099	$21,824
Cash paid for income taxes	$839	$1,035
Employee benefits paid in Class A common stock	$7,605	$11,199
Property and equipment financed under capital lease obligations	$38	$7,485
Increase (decrease) in capital expenditures included in accounts payable, net	$585	$(6,315)
Capitalized in-orbit incentive obligations	$—	$31,000
Non-cash net assets exchanged for Tracking Stock (Note 1)	$—	$299,425